EXHIBIT 4.4

This CEO AND MANAGING DIRECTOR AGREEMENT (“Agreement”) is made at Mumbai on this 27th day of May, 2010:

AMONG:

TATA MOTORS LIMITED, a Company incorporated under the Companies Act, 1913 and having its Registered Office at Bombay House, 24, Homi Mody Street, Fort, Mumbai 400001 (hereinafter referred to as the “Company” which expression shall unless repugnant to the context include its successors and assigns ) of the FIRST PART;

AND

MR. CARL-PETER FORSTER, aged 55 son of Hermann Wilhelm Forster, residing at Karl-Theodor-Strasse 25, 80803 Munich, Germany and having German nationality.(hereinafter referred to as “Mr Forster”) of the OTHER PART.

The Company and Mr Forster are, unless repugnant to the context or meaning thereof, individually referred to as a “Party” and collectively as the “Parties”.

WHEREAS:

The Company along with its Affiliates (as defined hereinafter) is engaged in the Business (as defined hereinafter) in India and other countries.

A.	Mr Forster holds a valid Employment Visa Ref. No.49993/Munich and a Registration Certificate No.RCM/002735/10 dated March 5, 2010 has been issued by the Foreigners Regional Registration Office, Mumbai. Mr Forster has also been allotted a Director Identification Number (DIN) DIN-02986480 by the Ministry of Corporate Affairs, Government of India.

B.	Following the approval of the Board (as defined hereinafter) accorded on March 30, 2010, the Company has decided to appoint Mr Forster as the Chief Executive Officer and Managing Director (“CEO & MD”) of the Company based on his extensive knowledge and wide expertise of the automobile business, and Mr Forster has agreed to be so appointed by the Company as the CEO & MD.

C.	In consideration of the terms and conditions contained in this Agreement, Mr Forster accepts his appointment as the CEO & MD.

NOW THEREFORE, in consideration of the premises, the mutual covenants, terms and conditions and understandings set forth herein, the Parties with the intent to be legally bound hereby covenant and agree as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Agreement (including the recitals above), except where the context otherwise requires, (i) capitalized terms defined by inclusion in quotations and/or parenthesis have the meanings so ascribed; and (ii) the following words and expressions shall have the following meanings:

1.1.1	“Affiliate” of a Person (the “Subject Person”) means (i) in the case of any Subject Person other than a natural Person, any other Person that, either directly or indirectly through one or more intermediate Persons, controls, is controlled by or is under common control with the Subject Person, and (ii) in the case of any Subject Person that is a natural Person, any relative of the Subject Person or any Person that, either directly or indirectly, is controlled by the Subject Person.

1.1.2	“Agreement Date” means the date of execution of this Agreement.

1.1.3	“Agreed Rate” means the exchange rate of Rs. 69.80 (Indian Rupees Sixty Nine point Eight Zero only) to € 1 (Euro One).

1.1.4	“Applicable Law” means any applicable national, provincial, local or other law, regulations, administrative orders, ordinance, constitution, decree, principles of common law, binding governmental policies, statute or treaty, and shall include notifications, regulations, policies, directions, directives and orders of any governmental authority, statutory authority, board, court, tribunal or recognized stock exchange, in each case, in India;

1.1.5	“Board” shall mean the board of directors of the Company.

1.1.6	“Business” means the business of the Company.

1.1.7	“Confidential Information” means (i) any information concerning the organisation, business, intellectual property, technology, trade secrets, know-how, finance, transactions or affairs of the Company or any Affiliate (whether conveyed in written, oral or in any other form and whether such information is furnished before, on or after the Effective Date); (ii) any information or materials that contains or otherwise reflect, or are generated from, Confidential Information.

1.1.8	“Control” or “control” (and the terms “controlling”, “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person whether through the ownership of voting shares, by contract or otherwise.

1.1.9	“Effective Date” shall mean April 1, 2010.

1.1.10	“Person” means any natural person, firm, company, governmental authority, joint venture, partnership, association or other entity (whether or not having separate legal personality).

1.1.11	“Personnel Policies” means personnel policies as may be applicable to Mr Forster from time to time.

1.1.12	“Rules” shall mean the rules of the Company as may be applicable to Mr Forster from time to time.

1.1.13	“Term” shall have the meaning ascribed to in Clause 7.1;

1.2	In this Agreement (unless the context requires otherwise):

1.2.1	Any reference herein to any Clause is to such Clause of this Agreement unless the context otherwise requires;

1.2.2	References to the Company shall, where the context permits, include the Company’s respective successors, legal representatives and permitted assigns;

1.2.3	The headings are inserted for convenience only and shall not affect the construction of this Agreement;

1.2.4	Words importing the singular include the plural and vice versa, and pronouns importing a gender include each of the masculine, feminine and neuter genders;

1.2.5	Reference to statutory provisions, rules, regulations and guidelines shall be construed as meaning and including references also to any amendment or re-enactment (whether before or after the date of this Agreement) for the time being in force and to all statutory instruments or orders made pursuant to such rules, regulations and guidelines;

1.2.6	The words “directly or indirectly” mean directly, or indirectly through one or more intermediary persons or through contractual or other legal arrangements, and “direct or indirect” have the correlative meanings; and

1.2.7	The word “including” means “including without limitation” and the words “include” or “includes” have correlative meanings.

2.	APPOINTMENT AS CEO & MD

2.1	The Company had proposed to appoint Mr Forster as the CEO & MD and Mr Forster had accepted such appointment as the CEO & MD from the Effective Date, subject to all the terms and conditions of this Agreement. For this purpose, Mr Forster has been appointed on the Board.

2.2	The Appointment of Mr Forster and payment of remuneration is subject to the approval of the shareholders of the Company which would be taken at the next general meeting of the Company as also the approval of the central government pursuant to Section 198,269, 309 read with Schedule XIII and other applicable provisions of the Companies Act, 1956.

3.	DUTIES AND RESPONSIBILITIES OF MR FORSTER

3.1	During the Term, Mr Forster shall devote sufficient time (i.e. approximately 50%) and attention to the business of the Company and shall be responsible for the substantial management and administration of the Company comprising primarily of contributing in high level business development, networking, business guidance, business visibility, administration, finance, policy and decision making, in accordance with the directions of the Board. Mr Forster shall also accept and discharge those duties which may be assigned to him by the Board from time to time including serving on the boards of associated / Subsidiary Companies or any other executive body or committee of such company and any other duties which can be reasonable expected of him in consideration of his position as the CEO & MD.

3.2	The discharge of the duties by Mr Forster shall be subject to superintendence, control and direction of the Board and shall also be subject to any limits and restrictions imposed under this Agreement or imposed by Applicable Law, Articles of Association of the Company, corporate governance documents, and restrictions imposed by the Board. Mr Forster shall report to the Board (or any person / committee as directed by the Board).

3.3	Mr Forster hereby agrees and undertakes to employ the best of his skills and abilities to make his utmost endeavours to promote the interests and welfare of the Company and to conform to and comply with the directions and regulations of the Company and all such orders and directions as may be given to him from time to time by the Board.

3.4	Mr Forster shall, in no event, exceed the powers so delegated by the Board pursuant to Clause 3.1 above.

4.	LOCATION

4.1	Mr Forster shall undertake his duties from the Company’s offices located at Mumbai or subject to his approval, at any other location in India as may be directed by the Board.

5.	REMUNERATION; BENEFITS; BONUSES & INCENTIVES

5.1	During the Term, in consideration of Mr Forster rendering the services contained in this Agreement, he shall, subject to such approvals as may be required (including under Applicable Law), be entitled to the remuneration and benefits set out in Clauses 5.2 to 5.11 below.

5.2	Basic Salary

Mr Forster shall be entitled to a monthly basic salary of Rs.34,90,000 payable by the Company to Mr Forster on or before the 7th day of the immediately succeeding calendar month.

5.3	In addition to the Basic Salary set out in Clause 5.2 above, Mr Forster shall also be entitled to the benefits, perquisites and allowances set out in Clauses 5.4 to 5.11 below.

5.4	Fixed Benefits, Perquisites & Allowances

5.4.1	Accommodation:

Mr Forster shall be entitled to a rent-free residential accommodation (furnished) for the duration of the Term. All costs relating to repairs, maintenance, society charges shall be borne by the Company. It is clarified that costs of all utilities (e.g. gas, electricity, water charges etc) for the said accommodation shall be borne solely by Mr Forster.

5.4.2	Transport:

Mr Forster shall be entitled to 1 (one) car along with a driver for official and personal use and 1 (one) additional car without a driver for personal use. All costs in relation to the cars and one (1) driver shall be borne solely by the Company.

5.4.3	Hospitalization, Telecommunication and other facilities

(i)	Mr Forster shall be entitled to hospitalization and major medical expenses for self, spouse and dependent (minor) children as per the Rules.

(ii)	Mr Forster shall also be entitled to the provision and maintenance of telecommunication facilities including broadband, internet and fax.

5.5	Discretionary Perquisites Allowance

5.5.1	In addition to Clause 5.4 above, Mr Forster shall be entitled to perquisite allowance for his personal obligations in India and abroad towards relocation, housing, transport, children’s education, personal insurance, personal utilities and such other expenses (including appropriate cash allowances) subject to the limits specified below:

Year 1	Rs. 500,00,000
Year 2	Rs. 550,00,000
Year 3	Rs. 600,00,000

5.5.2	Within the limits specified under Clause 5.5.1 above, the following amounts shall be paid mandatorily by the Company:

Year 1	Rs. 100,00,000
Year 2	Rs. 125,00,000
Year 3	Rs. 150,00,000

5.5.3	The remainder of the allowances shall be payable at the discretion of the Board (or any committee thereof) of the Company.

5.5.4	The discretionary perquisites allowance, if any shall be paid to Mr Forster on a periodic basis.

5.6	Guaranteed Bonus

5.6.1	Mr Forster shall be entitled to the following sums payable as guaranteed bonus:

(i)	Rs. 157,05,000 payable after completion of 1 (one) year of service;

(ii)	Rs. 157,05,000 payable after completion of 2 (two) years of service; and

(iii)	Rs. 314,10,000 payable upon completion of 3 (three) years of service.

5.6.2	In the event the services of Mr Forster are terminated in accordance with the terms and conditions of this Agreement (other than in accordance with Clause 7.2.1 (ii), i.e. termination by the Company) prior to the expiry of 3 (three) years from the Effective Date, Mr Forster shall be entitled to a pro-rated amount of guaranteed bonus payable under Clause 5.6.1 above for the calendar year in which the services are terminated.

5.7	Variable Incentive

5.7.1	Mr Forster shall be eligible to receive incentive remuneration between 41.66% to 125% of the aggregate basic salary payable in terms of Clause 5.2 above, for a period of 12 (twelve) months on an annual basis. Any incentive remuneration shall be payable to Mr Forster subject to the key performance indicators to be agreed upon between the Parties within 3 (three) months from the Effective Date.

5.7.2	Notwithstanding the above, but subject to Clause 5.7.4 below, it is agreed that the Company shall pay Mr Forster a minimum amount of 41.66% of Rs.418,80,000 divided by 12 (twelve) and multiplied by the months of service remaining until the first full financial year begins, for the first financial year in which Mr Forster is employed; and (ii) 41.66% of Rs.418,80,000 for every subsequent financial year during the Term, in each case irrespective of whether the agreed key performance indicators are achieved or not.

5.7.3	Any bonuses under this Clause 5.7 shall be payable within 30 (thirty) days after the audited consolidated accounts of the Company have been approved by the shareholders of the Company in the annual general meeting for each respective financial year.

5.7.4	Save and except in the event of termination of the services in accordance with Clause 7.2.1(ii), the bonuses under Clause 5.7 shall be paid on a pro-rata-basis if employment ends during a financial year but shall in any event not be less than the pro-rated amount of the minimum bonus of 41.66% of Rs.418,80,000.

5.8	Statutory Contributions

5.8.1	The Company shall be responsible for making all statutory contributions (including provident fund and gratuity fund) as per the Rules. For avoidance of doubt, it is clarified that, notwithstanding anything contained in the Rules, the Company will not be required to make any contributions towards superannuation fund or annuity fund.

5.8.2	In relation to the Company, any

(i)	guaranteed bonus entitlement of Mr Forster as per Clause 5.6 above;

(ii)	salary in lieu of notice payable to Mr Forster in terms of this Agreement; and/or

(iii)	pension benefit available to Mr Forster in terms of Clause 5.9 of this Agreement shall be adjusted or reduced to the extent of the balance lying to the credit of the provident fund account of Mr Forster, any gratuity entitlement of Mr Forster and/or to the extent of any contribution made as required by the Applicable Laws, in terms of which benefit accrues to Mr Forster.

5.9	Pension Plan

Mr Forster shall be entitled to an annual pension to be available to Mr Forster, his wife and children. The pension benefits shall be subject to the following terms:

5.9.1	The pension plan shall be for an amount of Rs. 27,920,000 (Rupees Twenty Seven Million and Nine Hundred Twenty Thousand only) per year, payable in 12 (twelve) monthly installments.

5.9.2	The pension benefit shall be due and payable for the first time once Mr Forster completes 65 years of age or if he expires, whichever is earlier.

5.9.3	The pension plan entitlement shall be as follows:

(i)	100% - if it becomes due and payable during the lifetime of Mr Forster.

(ii)	Should Mr Forster leave dependants on his death, his spouse shall be entitled to a dependant’s pension in the amount of 50% and the dependant children (for their education until the age of 28) in the amount of 15% (each) of the pension amount Mr Forster has received or would have received at the age of 65, provided that the total survivor payments shall not exceed 90 % of the pension amount Mr Forster has received or would have received at the age 65. Should Mr Forster and his spouse die, his children shall each be entitled to 25% of the pension amount (for their education until their age of 28) Mr Forster has received or would have received at the age of 65 provided that the total survivor payments shall not exceed 40% of the pension amount Mr Forster has received or would have received at age 65.

5.9.4	For the first 5 (five) years of service completed, the pension benefit shall be guaranteed for an amount which is proportionate to the completed years of services by Mr Forster. As and by way of illustration if Mr Forster’s services are terminated after 1 year, he will only be entitled to 20% of the amount provided for in Clause 5.9.1 (or pro rata temporis in between the year) after reaching the age of 65 years, if Mr Forster’s services are terminated after 2 years and 6 months, he will only be entitled to 50% of the amount provided for in Clause 5.9.1 and so forth. For the avoidance of doubt, it is clarified that after the expiry of 5 (five) years of service from the Effective Date, Mr Forster shall be entitled to 100% of the amount provided for in Clause 5.9.1.

5.9.5	The pension entitlements referred to in this Clause 5.9 shall immediately vest and as from the Effective Date be increased in accordance with the German inflation rate determined and published by Federal Statistical Office (Statistisches Bundesamt).

5.9.6	If Mr Forster’s pension entitlement vis-à-vis BMW is not agreed to be credited against his pension entitlement vis-à-vis GM and as long as the pension entitlement of 50 % of the last base salary vis-à-vis GM is paid out in full, with effect from Mr Forster attaining the age of 65 years, the then paid out BMW pension shall be credited against the pension to be paid by the Company.

5.9.7	Within 6 months from the Effective Date, the Company shall make arrangements to assure payment of the pension entitlements under this Clause 5.9 in order to protect Mr Forster against illiquidity.

5.10	Insurance

The Company shall keep and maintain the following insurance policies as per Rules, which is currently as follows:

(i)	Directors and officers liability insurance policies.

(ii)	Accident Insurance Policy.

5.11	Mr Forster shall be entitled to privilege, sick and casual leave in accordance with the terms of the Rules. Privilege leave earned but not availed by Mr Forster shall be encashable in accordance with the Rules in force at the Agreement Date.

5.12	Apart from any remuneration and benefits payable to Mr Forster under this Agreement, Mr Forster shall not be entitled to any remuneration and/or monetary benefits from the Company unless otherwise agreed in writing. The Company shall not be entitled to make for whatever reason any unilateral reduction of the remuneration and benefits set out in this Clause 5 unless directed by the Government of India.

5.13	It is clarified that if in any financial year, during the Term of Mr Forster, the Company has no profits or its profits are inadequate, the Company will, subject to the approval of Government of India as required under applicable laws continue to pay to Mr Forster remuneration by way of the Basic Salary, Discretionary Perquisite Allowance, Guaranteed Bonus and Variable Incentive (subject to satisfaction of the key performance indicators).

5.14	Any remuneration in excess of the limits prescribed under the applicable laws or without the prior sanction of the Government of India shall be refunded by Mr Forster to the Company and until such time such sum is refunded Mr Forster will hold it in trust for the Company.

6.	TAXES AND DEDUCTIONS

6.1	Taxes

If, and to the extent that, Mr Forster has received any amounts or benefits (including employee benefits), perquisites or similar items provided or to be provided under this Agreement that is determined by the applicable taxing authorities to constitute taxable compensation, then Mr Forster shall be solely responsible for the payment of any and all taxes imposed in respect thereof and shall not be entitled to reimbursement therefore from the Company or to any increase in the remuneration and benefits hereunder by reason thereof. Further, Mr Forster shall be solely responsible for payment of any and all taxes imposed in respect of any personal income received by Mr Forster outside of this Agreement. Mr Forster agrees and undertakes to discharge any such tax liability promptly in accordance with Applicable Law and to indemnify the Company against any losses, liability or costs that the Company may incur due to the non-discharge of the same by Mr Forster.

6.2	Deductions

In respect of any remuneration to be provided by the Company to Mr Forster pursuant to this Agreement, such remuneration by the Company shall be subject to any deductions and withholdings required under Applicable Law. The Company shall be solely responsible for any such deductions and withholdings required of it under Applicable Law in India or any other jurisdiction where Mr Forster is seconded, assigned or transferred.

6.3	Subject to Clause 6.1 and 6.2 above, the Company shall at its cost arrange for such professional assistance in India as may be required by Mr Forster for the determination and discharge of Mr Forster’s tax obligations. Mr Forster agrees that he shall be solely responsible for filing the applicable tax returns within the time periods prescribed under Applicable Law and shall also be responsible for any consequences for delays thereof.

7.	TERM & TERMINATION

7.1	Term

Subject to the provisions of termination as hereinafter provided in Clause 7.2, the term of this Agreement shall be deemed to have commenced from Effective Date and shall remain until the earlier of (i) the expiry of 3 (three) years from the Effective Date (which shall be further extendable by another period of 5 (five) years by mutual agreement by the Parties in writing); and (ii) its termination by either Party in accordance with Clause 7.2 hereof (“Term”) save and except for the provisions of Clause 7.1, Clauses 12 to 15 and Clauses 18 to 23 which shall be effective from the Agreement Date.

7.2	Termination

7.2.1	Termination without cause

During the Term, either Party may terminate this Agreement with effect to the end of a month, with or without cause, upon written notice to the other Party, on the following terms:

(i)	If Mr Forster elects to terminate his employment during this period, he shall be entitled to do so provided (i) Mr Forster gives the Company 6 (six) month’s basic salary; and (ii) Mr Forster shall cease to be entitled to all rights to receive any further salary and benefits, excluding the pro-rated perquisite allowance payable in accordance with the terms of Clause 5.5 (if not yet paid), the pro-rated guaranteed bonus payable in accordance with the terms of Clause 5.6, the pro-rated variable incentive payable in accordance with the terms of Clause 5.7 and the pension benefits to which Mr Forster and his dependants shall remain entitled as determined in accordance with the terms of Clause 5.9. Upon such payment by Mr Forster, his employment shall terminate at the end of the respective month.

(ii)	If the Company elects to terminate Mr Forster’s employment during this period, it shall be entitled to do so after giving Mr Forster all salary and benefits, including the not pro-rated perquisite allowance payable in accordance with the terms of Clause 5.5, the not pro-rated variable incentive in terms of Clause 5.7, the pension (payable in accordance with the terms of Clause 5.9, i.e. after completion of the age of 65 years) and the not pro-rated guaranteed bonus (payable in accordance with the terms of Clause 5.6) payable under this Agreement to Mr Forster for the period of 3 (three) years from the Effective Date. Upon such payment (other than pension, which is payable after completion of the age of 65 years) by the Company, his employment shall terminate at the end of the respective month. For avoidance of doubt, it is clarified that with respect to the pension and the guaranteed bonus, Mr Forster shall be deemed to have completed 3 (three) years of service for the purpose of this sub-clause.

Within the said period of 3 (three) years from the Effective Date, Mr Forster shall use reasonable efforts to find an appropriate new position. If successful, the Parties agree that 50 % of Mr Forster’s salary and bonus entitlements due to him within the period of 3 (three) years from the Effective Date vis-à-vis his new employer shall be credited against Mr Forster’s remuneration entitlements vis-à-vis the Company as set out in this sub-clause (ii).

(iii)	In the event of a termination pursuant to this Clause 7.2.1, Clauses 8 and 9 of this Agreement shall not apply.

7.2.2	In the event of a termination without cause the Company shall have the right (for a period or periods in aggregate not exceeding six months), at its absolute discretion, to:

(i)	assign no, reduced or alternative duties to Mr Forster and require Mr Forster to act at the direction of the Company;

(ii)	exclude Mr Forster from its premises and prevent Mr Forster from discussing its affairs with the Company’s or any Affiliates’ employees, agents, clients, customers;

(iii)	remove him from office as a director of the Company and from any or all offices held by him in any Affiliate of the Company; and

(iv)	appoint any other person or persons to act in his place.

If the Company shall exercise any or all of its rights under this clause, Mr Forster’s entitlement to remuneration and other benefits provided under this agreement shall continue, subject always to the rules of any relevant scheme or policy relating to such benefits.

7.2.3	Termination with cause

Notwithstanding anything mentioned in this Agreement, the Company will have the right (but not the obligation), after due inquiry and opportunity to Mr Forster of being heard, to terminate the employment of Mr Forster with immediate effect in the event it is proved in such inquiry that Mr Forster is guilty of:

(i)	being intentionally involved in misappropriation of funds of the Company;

(ii)	a serious violation of the Applicable Law or applicable corporate governance documents setting out limits and restrictions of the duties of Mr Forster, if such violation results in a significant loss or damage to the Company;

(iii)	a serious violation by Mr Forster of any of his duties as the MD & CEO, if such violation results in a significant loss or damage to the Company;

(iv)	any serious or repeated or continuing breach (after prior warning) or non-observance by Mr Forster of any of the directives issued by the Board if such violation results in a significant loss or damage to the Company; or

(v)	an abuse of Confidential Information for his own purposes; or

(vi)	an undisclosed serious violation of the contractual non-competition covenant.

If the Company terminates this Agreement in accordance with this Clause 7.2.3 Mr Forster shall cease to be entitled to all rights to receive any further salary and benefits, including any pension or guaranteed bonus payable under this Agreement save and except for any and all salary and benefits, including the variable incentive, the pension (as determined in accordance with of Clause 5.9) or guaranteed bonus earned or accrued under this Agreement until the termination.

7.2.4	Directorship

(i)	Upon the termination by whatever means of his employment under the Agreement (or at the request of the Company during any period of garden leave under clause 7.2.2), Mr Forster shall immediately tender his resignation from the office as a director or other offices held by him in the Company and/or any of its Affiliates without claim for compensation for loss of office. In the event of his failure to do so, the Company or the concerned Affiliates is hereby irrevocably authorised to appoint some person in his name and on his behalf to sign and deliver such resignation or resignations to the Company or the concerned Affiliates. Further, upon such termination, the Mr Forster shall not represent himself as connected with the Company and/or its Affiliates.

(ii)	Mr Forster acknowledges that his appointment is by virtue of his employment in the Company and such appointment shall be subject to the provisions of Applicable Law (including Section 283 of the Companies Act, 1956).

7.2.5	The termination of this Agreement by whatever means shall not affect the validity of any other agreement between Mr Forster and a Group company.

7.2.6	Notwithstanding anything mentioned in this Agreement Mr Forster’s employment will automatically terminate on death.

7.2.7	Notwithstanding anything contained in this Agreement, in the event Mr Forster is not in a position to discharge his official duties due to any physical or mental incapacity, the Board shall be entitled to terminate this contract on such terms as the Board may consider appropriate in the circumstances.

7.2.8	Upon termination of this Agreement, Mr Forster shall give an exit interview, at the sole option of the Company.

7.2.9	Upon termination of this Agreement, Mr Forster agrees to immediately deliver to the Company all of the Company’s Confidential Information, company property, equipment and materials (including correspondence, tapes, drawings, notes, plans or other documents of whatsoever nature and all copies thereof) made or compiled or required by Mr Forster in relation to his duties under this Agreement and concerning the business, finances or affairs of the Company.

8	FULL TIME & NON-COMPETITION

8.1	Subject to Clause 8.2 below, during the Term and for a period of 12 (twelve) months thereafter only in respect of Clause 8.1.3 below, Mr Forster agrees and undertakes that he shall:

8.1.1	devote sufficient time and attention to the affairs and business of the Company and will have no other engagement or employment in any capacity for remuneration or otherwise, without the prior written consent of the Board or except to the extent with any Affiliate of the Company;

8.1.2	not become interested or otherwise concerned, directly or though his Affiliates, in any selling agency of the Company.

8.1.3	without prejudice to the foregoing, not without the prior written consent of the Board, he shall not carry on or be engaged, directly or indirectly, either on his own behalf or on behalf of any person, or as shareholder, manager, agent, consultant or employee of any person, firm or company, in any activity or business, in India or overseas, which shall directly or indirectly be in competition with the Business of the Company in India. It is clarified that Mr Forster shall not be entitled to make any investments, either directly or indirectly (through one or more Affiliates) in any Person in India who is engaged in any business which conflicts with the Business of the Company unless it merely concerns the customary acquisition of share for purposes of his personal investment management.

8.1.4	For the period of the post-contractual prohibition of competition and the post-contractual non-solicitation covenant set out in Clause 9 below, the Company is obliged to pay to Mr Forster a compensation in the amount of 50% of the basic salary as last received by him in accordance with Clause 5.2 of this Agreement and of the minimum variable incentive payable in accordance with Clause 5.7.1. The payment of the compensation becomes due at the end of each calendar month.

8.1.5	The Company may at any time prior or after the termination of this Agreement waive the post-contractual prohibition of competition and the post-contractual non-solicitation covenant set out in Clause 9 by means of written declaration with the consequence that Company will be released from the obligation to pay a compensation according to the aforementioned subparagraph beginning six months after the date of the waiver declaration.

8.2	Prior to the expiry of 1 (one) year from the Effective Date, Mr Forster shall be entitled to be a director (chairman) on ZMDi AG in Dresden and Lead Equities Beteiligungsverwaltungs AG in Vienna. After the expiry of 1 (one) year from the Effective Date Mr Forster shall be entitled to 1 (one) additional directorship. In the event the Board is of the view that there is a conflict in Mr Forster’s role as the CEO & MD and any such directorship, the Board may issue appropriate directions to reduce such conflict (including resignation from such directorships). Furthermore, the fees or other remuneration of any nature (not including profits from investments) earned by Mr Forster by virtue of his being a director on any additional company (other than ZMD AG in Dresden and Lead Equities Beteiligungsverwaltungs AG in Vienna) shall be deemed to be to the credit of the Company and shall be reduced from any payments due to Mr Forster from the Company under this Agreement during the Term.

9	NON-SOLICITATION

9.1	During the Term and for a period of 12 (twelve) months thereafter, Mr Forster agrees that he will not, directly or indirectly:

9.1.1	intentionally solicit away from the Company any person or entity who is, or was, within two years preceding the date of expiry of the Term, or termination of the Agreement or resignation of Mr Forster, a customer, prospect, or client of the Company with whom Mr Forster had dealings or in respect of whom Mr Forster gained confidential information during the last 12 months of the Term;

9.1.2	hire or endeavour to entice away from the Company, any employee or any other person or entity whom the Company engages to perform services or supply products and including, but not limited to, any independent contractors, consultants, engineers, or sales representatives or any contractor, subcontractor, supplier, or vendor; and/or

9.1.3	hire any person whom the Company or an Affiliate employs or employed within the last 12 months of the Term and who during such period:.

9.1.3.1	was part of the senior management of the Company or an Affiliate; and/or

9.1.3.2	by reason of their knowledge of trade secrets or confidential information of the Company or any Affiliate or knowledge or influence over the clients, customers or suppliers of the Company or any Affiliate is likely to be able to assist or benefit a business which competes or proposes to compete with the Company or any Affiliate, and in either case with whom he had personal dealings during such period in the course of the employment.

10	REASONABLE RESTRICTIONS AND EQUITABLE RELIEF

10.1	Mr Forster agrees that the covenants of non competition and non solicitation contained in Clauses 8 and 9 are reasonable covenants under the circumstances and are necessary for the protection of the Company. Mr Forster further covenants that by entering into the covenants of non competition and non-solicitation contained in this Agreement, his livelihood and the livelihood of his Affiliates are not impaired.

10.2	Mr Forster acknowledges and agrees that a breach of the covenants contained in this Agreement including but not limited to covenants of non-competition and non solicitation contained in Clauses 8 and 9 will result in irreparable injury to the Company for which money damages cannot adequately compensate the Company. Therefore, in the event of any such breach by Mr Forster, the Company shall be entitled (in addition and without prejudice to all other remedies in law or equity available to them) to equitable relief by way of restraining order, injunction or other order to enforce this Agreement.

11	CURRENCY RATE ADJUSTMENT

11.1	It is acknowledged and agreed between the Parties that the amounts referenced in this Agreement have been agreed upon based on Agreed Rate. Accordingly, the Parties agree as follows:

11.1.1

On the 1st day of every month during the Term, the Company shall calculate all amounts paid to Mr Forster by way of basic salary (Clause 5.1), guaranteed bonus (Clause 5.6) and variable incentives (Clause 5.7) under this Agreement in the immediately preceding calendar month (“Monthly Payment”).

11.1.2	The Monthly Payment shall be converted from Indian Rupees into Euros based (i) on the exchange rate prevailing at the last day of the month in reckoning (“Current Rate”) (“Monthly Current Rate Total”); and (ii) the Agreed Rate (“Monthly Agreed Rate Total”).

11.2	At the end of each financial year during the Term, the Company shall aggregate all the Monthly Current Rate Totals and the Monthly Agreed Rate Totals for the immediately preceding 12 (twelve) months or part thereof.

11.3	If the difference between aggregates of Monthly Current Rate Total and the Monthly Agreed Rate Total determined in accordance with Clause 11.2 above, exceeds 10%, then:

11.3.1	The difference in excess of 10% shall be adjusted by the Company against any amounts due to Mr Forster under this Agreement, if the aggregate of Monthly Payments based on the Current Rates exceeds the Agreed Rate calculation; or

11.3.2	The difference in excess of 10% shall be paid by the Company to Mr Forster, if the aggregate of Monthly Payments based on the Agreed Rate exceeds the Current Rates calculation.

11.4	For the avoidance of doubt, it is clarified that neither Party shall have any obligation to pay in the event the difference between the aggregates of Monthly Current Rate Total and the Monthly Agreed Rate Total determined in accordance with Clause 11.2 above is 10% or less.

12	CONFIDENTIALITY

12.1	Mr Forster’s employment with the Company has given and will give him access to Confidential Information and Mr Forster acknowledges and agrees that using, disclosing, or publishing any Confidential Information in any unauthorized or improper manner could cause the Company to incur substantial loss and damages and irreparable harm that cannot be readily calculated and for which damages would not be an adequate remedy. Accordingly, Mr Forster agrees with the Company that he will not at any time, except in performing his employment duties and obligations to the Company under this Agreement (or with the Board’s prior written consent), directly or indirectly, use, disclose, or publish, or permit others not so authorized to use, disclose, or publish any Confidential Information that he may learn or become aware of, or may have learned or become aware of, because of his prior or continuing employment, ownership, or association with the Company or any of his predecessors, or use any such information in a manner detrimental to the interests of the Company.

12.2	Mr Forster confirms that all Confidential Information is and must remain the exclusive property of the Company. Any office equipment (including computers and other storage devices) received from the Company in the course of his employment and all business records, business papers, and business documents kept or made, whether on digital media or otherwise, in the course of his employment by the Company relating to the Company and its subsidiaries or associated companies or any of its or their suppliers, agents, distributors or customers must be and remain the property of the Company.

12.3	The rights and obligations set forth in this Clause 12 will continue indefinitely and will survive termination of this Agreement and the termination of Mr Forster’s employment with the Company.

13	INTELLECTUAL PROPERTY

13.1	Mr Forster agrees that the results of all his research activities whether or not they result in an invention are and shall be the exclusive property of the Company including the results from any work Mr Forster performs or has performed for the Company or any other Person that arise from the use or assistance of the Company’s facilities, materials, personnel, or Confidential Information in the course of his employment (whether or not during usual working hours), whether such work was conducted individually or jointly with others and would include any derivative of such work. Mr Forster has a special obligation to protect such Intellectual Property and use them to further the interests of the Company.

13.2	Mr Forster agrees that the results of all records, in whatever media (including written works), documents, papers, notebooks, drawings, designs, technical information, formulations, source code, object code, processes, methods that relate to or result from any work he performs or performed for the Company or that arise from the use or assistance of the Company’s facilities, materials, personnel, or Confidential Information in the course of his employment (whether or not during usual working hours), whether developed individually or jointly with others, (and including the subsequent expression of an idea developed while he was in the employment of the Company) will be and remain the absolute property of the Company, as well as all the worldwide patent, copyright, trade secret, or other intellectual property rights in all such works.

13.3	Mr Forster agrees any work that he undertakes is a “work for hire” under relevant intellectual property legislations. Mr Forster acknowledges and agrees that all work done and/or material created pursuant to this Agreement shall belong to the Company so that the Company is considered the author or producer. If for any reason Mr Forster is considered the author or producer of any work and/or material, Mr Forster agrees to promptly assign to the Company, all right, title and interest Mr Forster may have in the same in perpetuity and on a royalty paid, worldwide basis in accordance with the terms of this Agreement.

13.4	Mr Forster agrees that it will take all steps necessary to assign any patent, copyright or any other intellectual property to the Company (or its Affiliates, on the directions of the Board) in perpetuity and on a royalty paid, worldwide basis.

13.5	Mr Forster will promptly disclose and grant and assign ownership in perpetuity and on a royalty paid, worldwide basis, to the Company of all patent applications, letters patent, utility and design patents, copyrights, and reissues thereof or any foreign equivalents thereof, that may at any time be filed or granted for or upon any such invention, improvement, or information.

13.6	The rights and obligations under this clause shall continue in force after termination of the Agreement in respect of Intellectual Property relating to the period of Mr Forster’s employment under the Agreement and shall be binding upon his heirs and legal representatives.

14	REPRESENTATIONS, WARRANTIES AND INDEMNITY

14.1	Parties Representations and Warranties. Each Party represents, to the other Party hereto that:

14.1.1	such Party has the full power and authority to enter into, execute and deliver this Agreement and to perform the transactions contemplated hereby and, if such Party is not a natural Person, such Party is duly incorporated or organized with limited liability and existing under the laws of the jurisdiction of its incorporation or organisation;

14.1.2	the execution and delivery by such Party of this Agreement and the performance by such Party of the transactions contemplated hereby have been duly authorised by all necessary corporate or other action of such Party;

14.1.3	this Agreement constitutes the legal, valid and binding obligation of such Party, enforceable against such Party in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally; and

14.1.4	the execution, delivery and performance of this Agreement by such Party and the consummation of the transactions contemplated hereby will not (i) violate any provision of the organizational or governance documents of such Party, (ii) require such Party to obtain any consent, approval or action of, or make any filing with or give any notice to, any governmental authority in such Party’s country of organisation or any other Person pursuant to any instrument, contract or other agreement to which such Party is a party or by which such Party is bound.

14.2	In addition to the representations and warranties in Clause 14.1, Mr Forster represents, warrants and undertakes to the Company that:

14.2.1	he will comply with all his obligations under this Agreement and he is not subject to any obligations or commitments which are inconsistent with his obligations under this Agreement or which could be potentially inconsistent with his obligations under this Agreement;

14.2.2	he has obtained appropriate advice from legal counsel in relation to his obligations under this Agreement;

14.2.3	he is fully aware that any of the obligations contained in this Agreement will not impair his ability to fair, adequate and reasonable livelihood.

14.3	Each Party agrees to indemnify and hold harmless the other and, in relation to the Company, its officers, employees, authorized representatives and directors (individually, an “Indemnified Party” and, collectively, the “Indemnified Parties”), from and against any and all losses suffered by the Indemnified Party, insofar as such losses arise out of, in any way relate to, or result from any misstatement or any breach of any representations, warranties and undertakings set out in Clauses 14.

15	UNDERTAKINGS BY MR FORSTER

15.1	Mr Forster undertakes that:

15.1.1	he holds a valid employment visa (work permit),

15.1.2	he is under no obligations or commitments, whether contractual or otherwise, which are inconsistent with his obligations under this Agreement or which could be potentially inconsistent with his obligations under this Agreement;

15.1.3	apart from what is contained in this Agreement, he shall not claim and/or derive any remuneration and/or monetary benefit from the Company; and

15.1.4	he is not in possession of any confidential or proprietary information belonging to any of his previous employers and not in violation of any agreement or arrangement relating to the foregoing. Further, his employment with the Company will not in any way make the Company labile towards any such previous employer(s) in this regard; and

15.1.5	he shall duly comply with all obligations and compliances imposed on him under Applicable Laws (including taxation) in India or any other applicable jurisdiction.

16	TATA CODE OF CONDUCT

16.1	The provisions of the Tata Code of Conduct shall be deemed to have been incorporated into the Agreement by reference. Mr Forster shall during the Term, abide by the provisions of the Tata Code of Conduct in spirit and in letter and commit to assure its implementation.

17	PERSONNEL POLICIES

17.1	All Personnel Policies of the Company and the related Rules which are applicable to other employees of the Company shall also be applicable to Mr Forster, unless specifically provided otherwise in this Agreement.

18	REMEDIES CUMULATIVE

18.1	No remedy conferred under this Agreement shall be exclusive of any other remedy, and each remedy shall be cumulative and in addition to every other remedy provided or now or hereafter existing at law, in equity, herein or otherwise. The election of any one or more remedies by the Company hereto shall not constitute a waiver of the Company’s right to pursue any other available remedy or remedies.

19	SET OFF

19.1	If, during the Term, Mr Forster becomes indebted to the Company for any reason or is otherwise required to reimburse any amounts to the Company, the Company may, if it so elects, set off any sum due to the Company from Mr Forster against the compensation payable to Mr Forster under this Agreement and collect any remaining balance from him.

20	NOTICES

20.1	Any notice provided for in this Agreement shall be in writing and shall be (i) first transmitted by facsimile transmission, and then confirmed by postage, prepaid registered post with acknowledgement due or by recognised courier service or (ii) sent by postage, prepaid registered post with acknowledgement due or by recognized courier service:

20.1.1	In the case of notices to the Company:

Address: Bombay House, 24, Homi Mody Street,

                               Fort, Mumbai 400001

Facsimile:             0091 22 66658001

Attention:              The Chairman

20.1.2	In the case of notices to Mr Forster:

Address: Karl-Theodor-Strasse 25

                               80803 Munich

Facsimile:             0049 89 38898548

Attention:              Carl-Peter Forster

20.2	All notices shall be deemed to have been validly given on (i) the business day immediately after the date of transmission with confirmed answer back, if transmitted by facsimile, or (ii) in case (i) does not apply, the expiry of seven (7) business days after posting, if sent by post.

20.3	Either Party may, from time to time, change its address or representative for receipt of notices provided for in this Agreement by giving to the other Parties not less than ten (10) days’ prior written notice.

21	GOVERNING LAW

21.1	This Agreement shall be governed by and construed in accordance with the laws of the Republic of India.

22	DISPUTE RESOLUTION

22.1	All disputes arising in connection with this Agreement shall, to the extent possible, be settled amicably by prompt good faith negotiations between the representatives of the Parties. In default of such amicable settlement within 30 (thirty) days of the commencement of discussions, the dispute shall be settled under the Rules of Arbitration of the International Chamber of Commerce by an arbitrator to be mutually appointed by the Parties hereto, whose decision the parties shall recognize and respect as final and binding. Any such arbitration proceeding shall be held at London in the English language.

23	MISCELLANEOUS

23.1	No Partnership

Neither Party, shall act as an agent of the other Party (other than as provided in this Agreement) and as an agent, Mr Forster shall not have any authority to act for or to bind the Company, except as authorised by the Board in accordance with the terms and conditions of this Agreement. Nothing herein contained shall constitute or be deemed to constitute any agency or partnership in Applicable Law between or amongst any of the Parties to this Agreement and no Party to this Agreement shall therefore act or hold itself out as agent or partner of any other Party hereto.

23.2	Time

Any date or period as set out in any Clause of this Agreement may be extended with the written consent of the Parties failing which time shall be of the essence.

23.3	Waiver

No amendment, modification or discharge of this Agreement shall be valid or binding unless set forth in writing and duly executed by the Parties hereto. No waiver shall be valid unless given in writing by the Party from whom such waiver is sought. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the Party granting such waiver in any other respect or at any other time. Neither the waiver by either Party of a breach of or a default under any of the provisions of this Agreement, nor the failure by either Party, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, shall be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder.

23.4	Independent Rights

Each of the rights of the Parties hereto under this Agreement are independent, cumulative and without prejudice to all other rights available to such Parties, and the exercise or non-exercise of any such rights shall not prejudice or constitute a waiver of any other right of the Party, whether under this Agreement or otherwise.

23.5	Further Assurance

Each Party agrees to perform (or procure the performance of) all further acts and things (including the execution and delivery of, or procuring the execution and delivery of, all deeds and documents that may be required by law or as may be necessary, required or advisable, procuring the convening of all meetings, the giving of all necessary waivers and consents and the passing of all resolutions and otherwise exercising all powers and rights available to them) to implement and give effect to this Agreement.

23.6	Specific Performance

The Parties agree that damages may not be an adequate remedy and the Parties shall be entitled to an injunction, restraining order, right for recovery, suit for specific performance or such other equitable relief as a court of competent jurisdiction may deem necessary or appropriate to restrain the other Party from committing any violation or enforce the performance of the covenants, representations and obligations contained in this Agreement. These injunctive remedies are cumulative and are in addition to any other rights and remedies the Parties may have at law or in equity, including a right for damages.

23.7	Non-Exclusive Remedies

The rights and remedies herein provided are cumulative and none is exclusive of any other, or of any rights or remedies that any Party may otherwise have at Law or in equity. The rights and remedies of any Party based upon, arising out of or otherwise in respect of any inaccuracy or breach of any representation, warranty, covenant or agreement or failure to fulfill any condition shall in no way be limited by the fact that the act, omission, occurrence or other state of facts upon which any claim of any such inaccuracy or breach is based may also be the subject matter of any other representation, warranty, covenant or agreement as to which there is no inaccuracy or breach.

23.8	Severability

Each and every obligation under this Agreement shall be treated as a separate obligation and shall be severally enforceable as such and in the event of any obligation or obligations being or becoming unenforceable in whole or in part. To the extent that any provision or provisions of this Agreement are unenforceable the Parties shall endeavour to amend such clauses as may be necessary to make the provision or provisions valid and effective. Notwithstanding the foregoing any provision which cannot be amended as may be necessary to make it valid and effective shall be deemed to be deleted from this Agreement and any such deletion shall not affect the enforceability of the remainder of this Agreement not so deleted provided the fundamental terms of the Agreement are not altered.

23.9	No Assignment

This is a personal service contract and shall not be assigned by Mr Forster but may be assigned by the Company to any of the Company Entities.

23.10	Counterparts

This Agreement may be executed in one or more counterparts, each of which when so executed and delivered shall be deemed an original but all of which together shall constitute one and the same instrument and any Party may execute this Agreement by signing any one or more of such originals or counterparts.

23.11	Amendment

This Agreement may not be amended, modified or supplemented except by a written instrument executed by each of the Parties.

IN WITNESS WHEREOF the Parties hereto have caused their duly authorized representatives to execute this Agreement on the day and year first hereinabove above written.

The Common Seal of Tata Motors Limited

was hereunto affixed in the presence of

MR RATAN N TATA

and

MR RAVI KANT

two Directors of the Company

Witness:

SIGNED, SEALED AND DELIVERED

by the said MR. CARL-PETER FORSTER

in the presence of:

Witness: